UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                                Vector Group Ltd.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    112525100
                                 (CUSIP Number)

                       Marc Weitzen, Esq., General Counsel
                 Icahn Associates Corp. and affiliated companies
                          767 Fifth Avenue, 47th floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 29, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                               (Amendment No. 10)

CUSIP No. 112525100

1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)   / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           7,895,327

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           7,895,327

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           7,895,327

12       CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           18.91%

14       TYPE OF REPORTING PERSON*
                           PN

                                  SCHEDULE 13D
                               (Amendment No. 10)

CUSIP No.112525100

1        NAME OF REPORTING PERSON
                  Hopper Investments, LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           525,000

         8        SHARED VOTING POWER
                           7,895,327 (See Item 5)

         9        SOLE DISPOSITIVE POWER
                           525,000

         10       SHARED DISPOSITIVE POWER
                           7,895,327 (See Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           8,420,327 (See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           20.17%

14       TYPE OF REPORTING PERSON*
                           OO

                                  SCHEDULE 13D
                               (Amendment No. 10)

CUSIP No.112525100

1        NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           798,085

         8        SHARED VOTING POWER
                           8,420,327  (See Item 5)

         9        SOLE DISPOSITIVE POWER
                           798,085

         10       SHARED DISPOSITIVE POWER
                           8,420,327  (See Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           9,218,412 (See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           21.67%

14       TYPE OF REPORTING PERSON*
                           CO

                                  SCHEDULE 13D
                               (Amendment No. 10)

CUSIP No.112525100

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           9,218,412 (See Item 5)

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           9,218,412 (See Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           9,218,412 (See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES* / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           21.67%

14       TYPE OF REPORTING PERSON*
                           IN

                                  SCHEDULE 13D
                               (Amendment No. 10)
CUSIP No. 11252100

1        NAME OF REPORTING PERSON
                  Gail Golden

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) / /
                                                                       (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           15,193

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           15,193

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           15,193

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           .036%

14       TYPE OF REPORTING PERSON*
         IN

                                  SCHEDULE 13D
                               (Amendment No. 10)

Item 1.  Security and Issuer

     The Schedule 13D filed with the U.S. Securities and Exchange Commission on January 28, 1998, by the Reporting Persons, as amended on October 7, 1998, April 28, 2000, May 16, 2001, May 31, 2001, July 3, 2001, August 21, 2001, August 28,
2002, September 3, 2002 and September 25, 2002, relating to the common shares, $0.10 par value (the "Shares"), of Vector Group Ltd. (f/k/a Brooke Group Ltd.) (the "Issuer"), is amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on
Schedule 13D.

Item 2.  Identity and Background

     Item 2 is hereby amended to add the following:

     As of July 30, 2004, Barberry ceased to be the general partner of High River and Hopper Investments, LLC, a Delaware limited liability company ("Hopper"), became the general partner of High River. The principal business address and the address of the principal office of Hopper is 100 South Bedford Road, Mt. Kisco, NY 10549.

     Hopper is 100% owned by Barberry and is principally engaged in the business of investing in securities and acting as the general partner of High River.

     On July 30, 2004, High River transferred 500,000 Shares to Hopper.

Item 5.  Interest in Securities of the Issuer

     (a) The conversion price of the Notes was adjusted to $25.06 per share due to a stock dividend payable on September 29, 2004. As a result, the Notes became convertible into 798,085 Shares. Assuming conversion of the Notes, Reporting Persons may be deemed to beneficially own, in the aggregate, 9,233,605 Shares representing approximately 21.70% of the Issuer's outstanding Shares (based upon the 41,746,026 Shares stated to be outstanding as of November 8, 2004 by the Issuer in the Issuer's Form 10-Q for the Quarterly Period Ended September 30, 2004, and the Shares to be issued upon conversion of the Notes).

     (b) High River has sole voting power and sole dispositive power with regard to 7,895,327 Shares. Hopper has sole voting power and sole dispositive power with regard to 525,000 Shares. Assuming conversion of the Notes into 798,085 Shares, Barberry has sole voting power and sole dispositive power with regard to 798,085 Shares. Hopper has shared voting power and shared dispositive power with regard to 7,895,327 Shares. Barberry has shared voting power and shared dispositive power with regard to 8,420,327 Shares. Carl C. Icahn has shared voting power and shared dispositive power with regard to 9,218,412 Shares. Gail Golden, the spouse of Mr. Icahn, has sole voting power and sole dispositive power with regard to 15,193 Shares.

     Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

     Barberry and Mr. Icahn, by virtue of their relationships to Hopper (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Hopper directly beneficially owns. Each of Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

     Mr. Icahn, by virtue of his  relationship to Barberry (as disclosed in Item
2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Barberry directly beneficially owns. Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

     Mr. Icahn disclaims beneficial ownership of Shares directly beneficially owned by Ms. Golden.

     (c) The following table sets forth all transactions with respect to the Shares effected by any of the Reporting Persons during the past sixty days not previously reported.

Name            Date        No. of Shares Acquired    Price Per Share

High River      9/29/04     375,966                   5% Dividend payable
                                                        on 9/29/04

Hopper          9/29/04     25,000                    5% Dividend payable
                                                        on 9/29/04

Gail Golden     9/29/04     723                       5% Dividend payable
                                                        on 9/29/04

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2004


HIGH RIVER LIMITED PARTNERSHIP

By:      HOPPER INVESTMENTS, LLC,
         General Partner

By:      BARBERRY CORP,
         Member

         By:      /s/ Edward E. Mattner
                  Name:  Edward E. Mattner
                  Title: Authorized Signatory


HOPPER INVESTMENTS, LLC

By:      BARBERRY CORP,
         Member

         By:      /s/ Edward E. Mattner
                  Name:  Edward E. Mattner
                  Title: Authorized Signatory


BARBERRY CORP.


By:      /s/ Edward E. Mattner
         Name:  Edward E. Mattner
         Title: Authorized Signatory



/s/ Carl C. Icahn
CARL C. ICAHN


/s/ Gail Golden
GAIL GOLDEN

               [Signature Page of Amendment No. 10 to Schedule 13D
                       with respect to Vector Group Ltd.]